Filed Pursuant to Rule 433

Registration Statement No. 333-211049

Issuer Free Writing Prospectus dated May 4, 2016

Relating to Preliminary Prospectus Supplement dated May 2, 2016

PTC Inc.

Pricing Term Sheet

Issuer:	PTC Inc.

Size:	$500,000,000

Gross Proceeds:	$500,000,000

Net Proceeds (before expenses):	$495,625,000

Maturity:	May 15, 2024

Coupon:	6.000%

Price:	100.000% of face amount

Yield to Maturity:	6.000%

Spread to Benchmark Treasury:	+434 basis points

Benchmark Treasury:	UST 2.5% due May 15, 2024

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2016

Optional Redemption:

Prior to May 15, 2019, the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Prior to May 15, 2019, the Company may redeem up to 40% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 106.000% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after May 15, 2019, the Company may redeem some or all of the notes at the redemption prices (expressed as a percentage of the principal amount of the notes to be redeemed) set forth below, plus accrued and unpaid interest to, but excluding the applicable redemption date:

Year	Percentage
2019	104.500%
2020	103.000%
2021	101.500%
2022 and thereafter	100.000%

Trade Date:	May 4, 2016

Settlement:

T+6; May 12, 2016

We expect that the delivery of the notes will be made against payment therefor on or about May 12, 2016, which will be the sixth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their advisor.

CUSIP:	69370CAA8

ISIN:	US69370CAA80

Ratings*:	Ba3/BB- (Moody’s / S&P)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Sole Bookrunning Manager:	J.P. Morgan Securities LLC

Co-managers:

Barclays Capital Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Janney Montgomery Scott LLC

KeyBanc Capital Markets Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

The Huntington Investment Company

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling J.P. Morgan toll-free at (866) 846-2874.